UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1391158

As at October 17, 2007

DETOUR GOLD CORPORATION

Royal Bank Plaza, North Tower,
200 Bay Street, Suite 2040,
Toronto, Ontario M5J 2J1

(address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Gerald Panneton
Preisdent & CEO

Date: October 17, 2007

Print the name and title of the signing officer under his signature.

  October 17, 2007

NEWS RELEASE

Detour Gold Successfully Continues to Extend Gold Mineralization at
its Detour Lake Property in Northern Ontario, Canada
(West Pit: 3.86 g/t / 53.4 m | Gap Zone: 4.20 g/t / 31.3 m & 4.66 g/t / 28.0 m)

Detour Gold Corporation (TSX: DGC) ("Detour Gold or he "Company") is pleased to report the drill results of an additional 25 holes from its completed Phase I drilling program at its Detour Lake property in northern Ontario.

The objective of the 2007 drilling campaign of 100,000 metres (Phase I and II) is to better define and expand the 2006 mineral resource, using a 40 metre by 40 metre drill spacing. In Phase I, the Company completed 134 holes totaling 49,322 metres and has now released the assays for 101 holes (75%) with excellent and consistent results. The Phase II drilling campaign of 50,000 metres, which started on July 9, is 86% complete with five drill rigs running. As of yesterday, 128 holes totaling 42,279 metres have been completed in Phase II, for a combined total of 262 holes (91,601 metres) thus far in 2007.

With 75% of Phase I drill results now released, Detour Gold is confident in significantly expanding the September 2006 near-surface resource of 1.4 million ounces in the indicated category (20.0 million tonnes grading 2.14 g/t) and 2.0 million ounces of gold in the inferred category (35.4 million tonnes grading 1.80 g/t), using a US$450 per ounce gold price and a cut-off grade of 0.85 g/t gold.

Mr. Gerald Panneton, President and CEO, commented: "To date, the assay results have successfully confirmed the continuity of the gold mineralization along the known 2.5 kilometres east-west 200 metre wide corridor, extending from the West Pit to the Calcite Zone resource blocks. With strong results announced from the Gap Zone (area between the two proposed pits - West Pit and Calcite Zone), it is clear that this new mineralization will be incremental to the current resource base. In addition, drilling in the West Pit has converted waste to ore and found new structures, which will also increase the resource. The Company remains on track for an updated mineral resource, in compliance with NI 43-101, at the end of 2007."

From the results announced today, 17 holes (DG-07-48, 56, 57, 70, 71, 76, 78, 79, 81, 83, 85, 86A, 87, 88, 89, 90, and 91) were drilled in the Gap Zone (between the two US$450 open pits), and eight holes (DG-07-25, 25B, 27, 99, 102, 105, 107, and 109) were drilled within the West Pit within an area of limited or no previous drilling. The best mineralized (uncut) intervals encountered are shown below.

Gap Zone:
DG-07-57	DG-07-71	DG-07-76	DG-07-79
2.80 g/t over 15.0 m	3.87 g/t over 11.0 m	1.01 g/t over 37.8 m	1.78 g/t over 45.0 m
		4.20 g/t over 31.3 m	3.03 g/t over 15.0 m
DG-07-81	DG-07-85	1.53 g/t over 23.3 m
5.12 g/t over 7.0 m	4.66 g/t over 28.0 m
		DG-07-86A	DG-07-90
DG-07-91		2.53 g/t over 27.5 m	1.78 g/t over 31.5 m
2.15 g/t over 32.3 m
15.28 g/t over 5.0 m
West Pit:
DG-07-25B	DG-07-27	DG-07-99	DG-07-105
3.86 g/t over 53.4 m	7.54 g/t over 19.0 m	2.84 g/t over 28.3 m	1.52 g/t over 37.4 m

The mineralized corridor, tested over a strike length of 1.6 kilometres in Phase I, remains open west of the Calcite Zone and east of the West Pit along the Sunday Lake Deformation Zone (SLDZ). Gold mineralization within the corridor typically consists of multiple, subvertical, five to 25 metre wide zones grading between 1.0 to 3.0 g/t gold. High gold values are generally characterized by clusters of visible gold in quartz veins and pillow selvages within potassically altered mafic flows that contain a higher percentage of sulphide minerals.

From the results received to date, the Company has found additional gold mineralization in the Gap Zone (between the two US$450 open pits) and has successfully extended the Calcite Zone. Both areas had very limited drilling in the past. The results from the Gap Zone especially show the continuity of the mineralization between the West Pit and Calcite Zone.

The Company has awarded several contracts for the start of its feasibility study on the Detour Lake project (refer to press release dated October 11, 2007). Details on the current mineral resource are available in the Detour Lake Project December 2006 Technical Report posted on the Company's website or on SEDAR ( www.sedar.com).

Complete tables of results, surface and longitudinal plans and cross-sections for the Detour Lake deposit are posted on the Company's website www.detourgold.com /Projects/Detour Lake or http://www.hdgold.com/dgc/LatestDrillResults.asp or on the home page "Explore Detour Lake".

Detour Gold's exploration program is being managed by Project Manager, Mr. Roger Aubertin, P.Eng., a Qualified Person within the meaning of National Instrument 43-101. Mr. Aubertin has verified and approved the data disclosed in this release, including the sampling, analytical and test data underlying the information. The Qualified Person for the resource estimate filed in December 2006 is Mr. Eric Kallio, P.Geo.

Samples are prepared and assayed at SGS Minerals Services in Don Mills, Ontario, Canada. Analysis for gold is done on sawn half core samples using fire assay (AA finish). Samples with higher grade gold (>5 g/t) are re-assayed using the pulp and metallics procedures. Standard reference materials, blank and field duplicate samples are inserted prior to shipment from site to monitor the quality control of the assay data. For additional information on Quality Assurance and Quality Control, refer to the press release dated April 11, 2007.

For further information, please contact:

Gerald Panneton, President and CEO                                Laurie Gaborit, Director Investor Relations
Tel: (416) 304.0800                                                          Tel: (416) 304.0581

Detour Gold Corporation, Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2040, Toronto, Ontario M5J 2J1

Forward-Looking Information
Certain statements herein may contain forward-looking information within the meaning of applicable securities laws. Forward-looking information appears in a number of places and can be identified by the use of words such as "intends" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information includes statements regarding the Company's exploration plans with respect to the Detour Lake property and the estimation of mineral resources and are subject to such forward-looking risks, uncertainties and other factors which may cause the Company's actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such risks include gold price volatility, change in equity markets, the uncertainties involved in interpreting geological data, increase in costs and exchange rate fluctuations and other risks involved in the gold exploration and development industry as well as those risk factors discussed under "Risk Factors" in the Company's final prospectus dated January 22, 2007 available at www.sedar.com. There can be no assurance that forward-looking information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of Detour Gold. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information herein is qualified by this cautionary statement. The Company does not undertake to update such forward-looking information except in accordance with applicable securities laws.

Information Concerning Estimates of Mineral Resources
This news release uses the terms "indicated"' and "inferred"' resources. Detour Gold advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Detour Lake Project - Highlights of Drill Results

Hole No.	Section No.	From (m)	To (m)	Length (m)	Au Uncut (g/t)	Au Cut to 20G/t (g/t)	Host Rock Unit
DG-07-25	19,760E	23.0	28.0	5.0	0.87	0.87	Abandoned at 33.0 m
DG-07-25B	19,760E	60.0	70.0	10.0	1.75	1.75
(West Pit)		102.0	109.0	7.0	1.58	1.58
		170.0	176.0	6.0	1.49	1.49
		195.0	205.0	10.0	0.82	0.82
		222.0	275.4	53.4	3.86	1.76	Lower Mafic Flow
		Inc. 240.5	241.0	0.5	215.38	20.00
		Inc. 245.0	245.5	0.5	48.79	20.00
DG-07-27	19,360E	17.0	37.0	20.0	0.99	0.99
(West Pit)		112.0	131.0	19.0	7.54	2.05	MF/PF contact
		Inc. 113.9	114.4	0.5	139.45	20.00
		Inc. 128.0	128.5	0.5	109.16	20.00
		162.0	172.0	10.0	2.78	2.50	Upper Mafic Flow
		Inc. 170.9	171.4	0.5	25.73	20.00
		208.0	221.0	13.0	1.51	1.51
		274.0	283.0	9.0	0.89	0.89
		302.0	307.0	5.0	1.45	1.45
DG-07-48	19,080E	71.5	90.0	18.5	1.53	1.53	Upper Pillow Flow
(Gap Zone)		125.0	132.0	7.0	0.84	0.84
		172.0	177.0	5.0	1.58	1.58
		197.0	214.0	17.0	1.12	1.12
		240.0	245.0	5.0	1.80	1.80
		285.0	290.0	5.0	6.47	6.14	Lower Pillow Flow
		Inc. 287.0	287.5	0.5	23.27	20.00
		335.0	362.0	27.0	1.17	1.17	Upper Mafic Flow
		392.0	397.0	5.0	1.26	1.26
DG-07-56	18,660E	59.0	66.0	7.0	1.86	1.86
(Gap Zone)		76.0	84.0	8.0	1.04	1.04
		131.0	136.0	5.0	4.20	4.20
		157.0	165.0	8.0	1.00	1.00
		176.5	182.0	5.5	2.59	2.45
		Inc. 176.5	177.0	0.5	21.48	20.00
		221.0	241.0	20.0	0.78	0.78
		257.0	262.0	5.0	1.00	1.00
		287.5	300.0	12.5	1.25	1.25
		325.0	344.0	19.0	1.26	1.26
		359.0	385.0	26.0	0.94	0.94
DG-07-57	19,040E	41.0	46.0	5.0	0.97	0.97
(Gap Zone)		85.2	91.0	5.8	1.04	1.04
		107.0	115.0	8.0	0.74	0.74
		140.0	155.0	15.0	2.80	2.35	Lower Mafic Flow
		Inc. 154.0	155.0	1.0	26.79	20.00
		190.0	197.0	7.0	0.95	0.95
DG-07-70	18,840E	29.0	37.0	8.0	1.99	1.99
(Gap Zone)		55.0	60.0	5.0	1.33	1.33
		88.8	96.0	7.20	1.63	1.63
		129.3	141.0	11.7	7.12	2.56	Mafic Flow
		Inc. 135.5	136.0	0.5	93.43	20.00
		Inc. 136.0	136.5	0.5	53.21	20.00
		160.0	165.0	5.0	1.40	1.40
		196.0	207.0	11.0	1.03	1.03
		219.0	224.0	5.0	4.22	4.22
DG-07-71	19,040E	73.0	82.0	9.0	1.86	1.86
(Gap Zone)		434.0	445.0	11.0	3.87	3.83	Lower Pillow Flow
		Inc. 436.0	437.0	1.0	20.45	20.00
		465.0	471.0	6.0	0.92	0.92
		484.0	490.5	6.5	2.14	1.98
		Inc. 490.0	490.5	0.5	22.06	20.00
		505.0	522.0	17.00	1.06	1.06
DG-07-76	18,660E	65.0	102.8	37.8	1.01	1.01	Pillow Flow
(Gap Zone)		118.0	126.0	8.0	2.08	2.08
		150.0	181.30	31.3	4.20	1.18	Upper Mafic Flow
		Inc. 152.5	153.0	0.5	209.28	20.00
		206.0	214.0	8.0	1.05	1.05
		240.7	249.0	8.3	1.10	1.10
		266.0	289.3	23.3	1.53	1.53	PF (next to CMH)
DG-07-78	18,840E	72.0	83.0	11.0	1.76	1.76
(Gap Zone)		154.0	165.0	11.0	1.83	1.83
		191.0	196.0	5.0	2.33	2.33
		220.0	227.0	7.0	1.26	1.26
		267.0	272.2	5.2	2.93	2.93
DG-07-79	18,880E	16.0	21.0	5.0	1.14	1.14
(Gap Zone)		91.0	110.5	19.5	1.11	1.11
		120.0	131.2	11.2	0.80	0.80
		138.0	142.0	4.0	3.46	3.46
		255.0	260.7	5.7	0.79	0.79
		277.0	322.0	45.0	1.78	1.78	Upper Pillow Flow
		362.0	377.0	15.0	3.03	1.72	Pillow Flow
		Inc. 376.0	377.0	1.0	39.62	20.00
		410.0	418.3	8.3	0.88	0.88
		449.9	487.0	37.1	0.97	0.93
		Inc. 462.0	462.5	0.5	22.93	20.00
DG-07-81	18,700E	74.0	94.0	20.0	1.66	1.66	Upper Pillow Flow
(Gap Zone)		194.0	199.0	5.0	1.21	1.21
		251.0	258.0	7.0	1.24	1.24
		316.0	321.0	5.0	1.02	1.02
		349.0	354.0	5.0	3.18	2.02
		Inc. 349.0	349.5	0.5	31.59	20.00
		417.0	424.0	7.0	5.12	5.12	CMH
DG-07-83	18,880E	122.0	131.3	9.3	1.46	1.46
(Gap Zone)		177.0	184.0	7.0	0.87	0.87
		202.0	207.0	5.0	0.93	0.93
		229.0	234.0	5.0	1.89	1.89
		277.0	291.0	14.0	1.82	1.82	Pillow Flow
		375.0	382.0	7.0	2.71	2.71
DG-07-85	18,920E	44.0	53.0	9.0	1.66	1.66
(Gap Zone)		59.0	67.0	8.0	0.86	0.86
		86.0	92.0	6.0	1.88	1.88
		122.0	129.0	7.0	0.73	0.73
		202.0	207.0	5.0	1.15	1.15
		241.0	269.0	28.0	4.66	2.15	Lower Mafic Flow
		Inc. 263.0	264.0	1.0	90.21	20.00
		293.7	301.0	7.3	0.83	0.83
DG-07-86A	18,800E	28.0	43.0	15.0	1.14	1.14
(Gap Zone)		98.0	113.5	15.5	0.85	0.85
		190.0	195.0	5.0	1.18	1.18
		207.0	213.0	6.0	1.57	1.57
		240.0	245.0	5.0	1.81	1.81
		255.0	278.5	23.5	0.90	0.90
		293.5	321.0	27.5	2.53	2.35	Lower Mafic Flow
		Inc. 293.5	294.0	0.5	24.97	20.00
		Inc. 317.0	317.8	0.8	21.94	20.00
		334.0	355.0	21.0	0.89	0.89
DG-07-87	18,960E	35.0	52.0	17.0	0.93	0.93
(Gap Zone)		80.0	85.0	5.0	0.88	0.88
		93.0	109.0	16.0	1.96	1.85	Lower Pillow Flow
		Inc. 105.0	106.0	1.0	21.79	20.00
		138.0	146.0	8.0	0.95	0.95
		180.0	185.0	5.0	1.42	1.42
		263.0	270.0	7.0	2.59	2.59
		300.0	325.0	25.0	1.05	1.05	CMH/PF contact
DG-07-88	18,750E	222.7	230.6	7.9	1.73	1.73
(Gap Zone)		252.0	257.2	5.2	1.31	1.31
		295.0	301.0	6.0	3.91	3.62
		Inc. 296.0	297.0	1.0	21.70	20.00
DG-07-89	18,900E	50.0	59.0	9.0	0.93	0.93
(Gap Zone)		134.0	152.0	18.0	1.17	1.17
		180.0	185.0	5.0	1.07	1.07
		198.0	208.0	10.0	1.16	1.16
		220.0	225.0	5.0	1.36	1.36
		234.0	239.0	5.0	0.94	0.94
		279.5	287.0	7.5	0.86	0.86
		306.0	312.0	6.0	1.24	1.24
		335.0	340.0	5.0	0.97	0.97
		372.0	377.0	5.0	1.12	1.12
		435.0	440.0	5.0	1.10	1.10
		494.5	501.0	6.5	0.93	0.93
		531.0	536.4	5.4	7.32	5.29	CMH
		Inc. 532.0	533.0	1.0	30.95	20.00
DG-07-90	18,920E	71.0	76.0	5.0	1.06	1.06
(Gap Zone)		160.0	165.0	5.0	2.24	2.24
		207.0	218.0	11.0	1.99	1.99
		277.0	308.5	31.5	1.78	1.70	Upper Mafic Flow
		Inc. 279.5	280.0	0.5	22.48	20.00
		Inc. 296.1	296.6	0.5	22.65	20.00
DG-07-91	18,840E	22.0	27.0	5.0	1.05	1.05
(Gap Zone)		87.0	95.0	8.0	0.92	0.92
		125.0	130.0	5.0	0.92	0.92
		147.0	153.0	6.0	0.84	0.84
		182.0	192.0	10.0	1.21	1.21
		200.0	232.0	32.0	1.01	1.01	Lower Pillow Flow
		300.7	333.0	32.3	2.15	1.66	Upper Mafic Flow
		Inc. 311.8	312.5	0.7	42.77	20.00
		348.0	353.0	5.0	15.28	2.49	Upper Mafic Flow
		Inc. 350.6	351.2	0.6	126.60	20.00
		410.0	416.0	6.0	1.92	1.92
DG-07-99	19,720E	177.0	182.0	5.0	1.63	1.63
(West Pit)		196.0	201.0	5.0	2.14	2.14
		212.6	240.9	28.3	2.84	1.09	Lower Mafic Flow
		Inc. 212.6	213.1	0.5	63.17	20.00
		Inc. 228.5	229.0	0.5	75.51	20.00
DG-07-102	19,360E	55.0	73.0	18.0	1.00	1.00
(West Pit)		98.0	104.0	6.0	1.13	1.13
		152.0	157.0	5.0	7.09	2.55	MF & PF
		Inc. 153.0	153.6	0.6	57.79	20.00
		261.0	280.0	19.0	0.90	0.90
		381.0	387.5	6.5	2.21	2.21
		407.0	427.0	20.0	1.23	1.23
DG-07-105	19,360E	88.6	126.0	37.4	1.52	1.48	Lower Mafic Flow
(West Pit)		Inc. 91.0	92.0	1.0	21.62	20.00
		212.0	219.0	7.0	0.67	0.67
DG-07-107	19,560E	57.0	72.0	15.0	0.96	0.96
(West Pit)		85.0	90.0	5.0	1.10	1.10
DG-07-109	19,480E	104.0	115.6	11.6	1.31	1.31
(West Pit)

Note: All values above 20 g/t in the composite are reported in the table. True width is estimated to be 65 to 75% of the drilled length.